April 26, 2011
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Shehzad Niazi

Re:
China Ginseng Holdings, Inc.
Amendment No. 3 to Form 10-12g
Filed March 14, 2011
Form 10-Q/A for the Quarterly Period Ended September 30, 2010
Filed March 14, 2011
Form 10-Q/A for the Quarterly Period Ended December 31, 2010
Filed March 14, 2011
File No. 000-54072

Dear Mr. Niazi:

This supplemental response letter is filed pursuant to our conversation on April 26, 2011 in order to indicate an error we located in Amendment No 4 to Form 10-12g (File No. 000-54072) filed on April 26, 2011 and to file supplementally a summary of the research report  in response to  comment No. 12  in your letter dated April 4, 2011 regarding the above-referenced filings of our client, China Ginseng Holdings, Inc. (the “Company”).  This supplemental response does not modify or update the response letter and Amendment No. 4 to Form 10-12g we filed on April 26, 2011, except with regard to the modifications described herein and are subject to further comments we may receive on these disclosures. Accordingly, this supplemental response should be read in conjunction with the original response letter and Form 10-12g filed with the SEC, including any amendments to those filings.

 The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.

Amendment No. 3 to Form 10-12g

Canned Ginseng Juice, page 7
Distribution Methods, page 8

9.
Please clarify the terms (including pricing) under which your distributors will acquire your beverage for sale and the manner in which any funds from sales of your beverages by your distributors will be managed. For example, describe if the distributor will obtain the beverages from you at a wholesale price, at cost, or some other arrangement.

Response: Pursuant to your comment, we have revised our disclosure to provide the requested information on page 8 of the Amendment No. 4 to the Form 10 we filed on April 26, 2010. However, we realized that there was an error in the footnote 1 of the chart of the distributors of ginseng beverage. To explain, we are currently executing a policy to promote the market that allow the distributor to return the remaining products in the 6 months of the distribution agreement if he or she could not sell the ginseng beverage purchased. However, in connection with the wine distribution, we do not have such policy. The last sentence of Footnote 1 of the chart of the distributor of wine on page 11, regarding the return policy to promote the market, shall be moved to the footnote 1 of the chart of the distributor of ginseng beverage on page 8.

In light of the above, the corrected disclosure on page 8 shall be read as follows which we will include in the next Amendment to the Form 10:

“…
Distribution Methods

There are 667 cities in China, we plan recruit one general distributor for canned ginseng juice in each city through Huamei. The general distributor can recruit the second level distributors. Addition to recruiting general distributors, in some major cities, Huamei will establish sale branch offices to facilitate the local sales. Our direct sale will target at customers of high end retailers such as supermarkets, pharmacies, hotels, gift shops, entertainment centers, tourists attractions, airport and high speed trains, etc.

We have started negotiating distribution and sales agreements with potential general distributors. We are using a form of distribution agreement for general distributors, however, the terms might differ based on the negotiation we have with each distributor. As of the date of this filing we have signed 10 distributors through Huamei. The form of the distribution agreement is incorporated herein by reference and is filed as Exhibit 10.14.

Name of Distributor	Distribution Territory	Term of Agreement	Annual Minimum Purchase Requirements(1)	Down Payment(2)	Six Months Minimum Purchase Requirements(3)
Ma Yan	Baotou City, Inner Mongolia	09/10-09/11	$299,850	$2,999	$44,978
Liu Jianxia	Ordos City, Inner Mongolia	09/10-12/11	299.850	29,985	44,978
Gao Hong	Huhehaote City, Inner Mongolia	09/10-09/11	$449,775	29,985	149,925
Li Hua	Autonomous Region, Inner Mongolia	09/10-09/12	119,940	7,496	29,985
Zhang Jiajiang	Zhenzhou City, Henan Province	10/10-10/12	449,775	7,496	224,888
Li Zongfeng	Guangzhou City, Guangdong Province	09/10-09/11	449,775	29,985	149,925
Wang, Guijie	Liaoyuan City, Jilin Province	09/10-09/11	149,925	4,498	44,978
Jiang, Linchun	Distributor of Shanxi Province	12/10-12/12	149,925	2,549	74,963
Wang, Jianjun	Daqing City, Heilongjiang Province	01/11-01/13	299,850	26,987	74,963
Wang, Hongjuan	Qin Huangdao city, Hepei Province	12/10-12/12	299,850	29,985	149,925

(1) The minimum amount of annual purchase payment  the distributor shall make to purchase our ginseng beverage pursuant to the distribution agreement including the down payment and the follow-up payments. According to the distribution agreement, the distributor need to purchase our ginseng beverage at a wholesale price with an amount agreed in the distribution agreement as a down payment. After that, the distributor will continuously place written orders with a full payment and we will ship the ordered ginseng beverage to the distributor. In addition, we are currently executing a policy to promote the market that allow the distributor to return the remaining products in the 6 months of the distribution agreement  if he could not sell the ginseng beverage he purchased.
(2)  The first payment the distributor shall make to purchase the ginseng beverage from us pursuant to the distribution agreement.  The ganzhi ginseng beverage is sold at a wholesale price of 13.8RMB/ per can and the ganzhi American ginseng beverage is sold at a wholesale price of 14.9 RMB/per can to all of our distributors.

(3)    The minimum amount of sales the distributor shall reach within 6 months of the date of the distribution agreement.  We are entitled to cancel the distribution agreement if the distributor has not reached the minimum amount of sales within 6 months pursuant to the distribution agreement.

…”

The corrected disclosure on page 11 shall be read as follows which we will include in the next Amendment to Form 10.

“…
Distribution Methods

There are 667 cities in China, we intend to recruit one general distributor for wine in every city. The city level distributor can recruit the second level distributors. Addition to recruiting general distributors, in some major cities, Huamei will establish sale branch offices to facilitate the local sales. Our direct sale will target at customers of high end retailers such as supermarkets, pharmacies, hotels, gift shops, entertainment centers, tourists attractions, airport and high speed trains, etc.

We have started negotiating distribution and sales agreements with potential general distributors. On November 16, 2010, we entered into a distribution and sales agreement with Beijing Huayang Shenbang Trading Ltd (“Beijing Huayang”) whereby Beijing Huayang shall act as our general distributor of our wine in Beijng area from November 16, 2010 to November 15, 2013. According to the agreement, Beijing Huayang is authorized to sell to real shops, as well as to promotion and team buying and to enter into sub-distribution agreements with second level distributors in the Beijing area. However, in no circumstance, shall Beijing Huayang sell or distribute our wine at a price less than the price we offered. Beijing Huayang shall have minimum annual sales of RMB 3,000,000 (about USD $451,242 ) and shall receive bonus at certain percentage of sales exceeding the minimum sales. We used the same form of distribution agreement we use for our beverage distributors when entering into agreement with Beijing Huayang which carries the similar terms of contract as we disclosed above herein in the Distribution Methods of Canned Ginseng Juice. In addition, we intend to use the same form of distribution agreement when we recruit any general distributor for our wine, however, the terms might differ based on the negotiation we have with each distributor. As of the date of this filing we have signed one distributor Beijing Huayang through Huamei which is filed as Exhibit 10. 19 herein.

Name of Distributor	Distribution Territory	Term of Agreement	Annual Minimum Purchase Requirements(1)	Down Payment(2)	Six Months Minimum Purchase Requirements(3)
Beijing Huayang	Beijing	11/2010-11/2013	3,000,000 RMB	150,000RMB	800,000RMB

(1) The minimum amount of annual purchase payment  the distributor shall make to purchase our wine pursuant to the distribution agreement including the down payment and the follow-up payments. According to the distribution agreement, the distributor need to purchase our wine at a wholesale price with an amount agreed in the distribution agreement as a down payment. After that, the distributor will continuously place written orders with full payments and we will ship the ordered ginseng beverage to the distributor.
(2)  The first payment the distributor shall make to purchase wine from us pursuant to the distribution agreement which we received on December 28, 2010.  Our bingqing ice wine  is sold at a wholesale price of 45RMB/ per bottle and our pearl in the Snow is sold at a wholesale price of 17 RMB/per bottle to our distributor.

(3)    The minimum amount of sales the distributor shall reach within 6 months of the date of the distribution agreement.  We are entitled to cancel the distribution agreement if the distributor has not reached the minimum amount of sales within 6 months pursuant to the distribution agreement.

…”

Competition, page 20
Ginseng Beverage, page 20

1.
We partially reissue comment 23 of our letter dated February 24, 2011. Please identify the “research institute” referred to in the first paragraph of this section. Furthermore, clarify whether the market research described in the second paragraph of page 21 was part of the same market research report described earlier. Finally, briefly revise your disclosure to clarify how the market researchers determined that the extraction of ginsenosides causes damage to nutritional components of ginseng.  Provide us supplementally with a copy of the market research report.

Response: Pursuant to your comment, in addition to the response we provided in our response letter filed on  April 26, 2010, we are supplementally filing a summary of the market research report as Exhibit A to this response letter.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We are hereby stating the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/ Louis Taubman_____
By: Louis Taubman,
Attorney at Law

Cc: Liu Changzhen